Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 1, 2021

Mr. Nicholas Lamparski

Ms. Mara L. Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Chain Bridge I Amendment No. 3 to Registration Statement on Form S-1 Filed October 1, 2021 File No. 333-254502

Dear Mr. Lamparski and Ms. Ransom:

This letter is confidentially submitted on behalf of Chain Bridge I (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on October 1, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated October 21, 2021 to Michael Rolnick, the Company’s Chief Executive Officer (this “Comment Letter”). The Company is concurrently filing its Amendment No. 4 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 3 to Registration Statement on Form S-1 filed October 1, 2021

Exhibits

1.       With respect to Exhibit 5.2, please delete as inappropriate the assumptions contained in Section 12 of Schedule 2, or tell us why you believe it complies with Section II.B.3.a. of Staff Legal Bulletin 19 (2011).

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised Section 12 of Schedule 2 to Exhibit 5.2 of the Amended Registration Statement in response to the Staff’s comment.

Mr. Lamparski

Ms. Ransom

U.S. Securities and Exchange Commission

November 1, 2021

General

2.       We note that you have revised your disclosure to remove the redemption limitation from your organizational documents and related disclosure in the prospectus. Please tell us why you believe you do not need to retain this redemption limitation in order to, at a minimum, maintain your exemption from compliance with Rule 419. In this regard, you disclose that investors in this offering will not be entitled to the protections normally afforded to investors in Rule 419 blank check offerings. However, removal of this redemption limitation seems to heighten the risk that your offering must comply with Rule 419, particularly considering you state that your securities may not be or may not continue to be listed on Nasdaq, which might cause your securities to be "penny stock," pursuant to Exchange Act Rule 3a51-1. Please advise.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosures in the Company’s organizational documents and related disclosures in the prospectus to include the redemption limitation in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,
/s/ Daniel Espinoza, Esq.
Daniel Espinoza, Esq.

cc: Michael Rolnick, Chief Executive Officer, Chain Bridge I
Jocelyn Arel, Esq., Goodwin Procter LLP